UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 31)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052305

(CUSIP Number)

Steven L. Wilner Matthew P. Salerno James E. Langston Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	20,914,606 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	20,914,606 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,914,606 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	52.8% (2)

14.	Type of Reporting Person (See Instructions)	CO

1 This includes 15,714,606 shares of common stock, par value $0.01 per share (the “Common Stock”), of Empire Resorts, Inc. (the “Issuer”) and 5,200,000 shares of Common Stock into which the Series F Preferred Stock (the “Preferred Stock”) beneficially owned by the reporting person can currently be converted.

2 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2019 (the “10-Q”), 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

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CUSIP No.  292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,114,606 (3)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,114,606 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	34,114,606 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	86.1% (4)

14.	Type of Reporting Person (See Instructions)	IN

3 This includes 28,914,606 shares of the Common Stock and 5,200,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

4 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in the 10-Q, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

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CUSIP No.  292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Genting Berhad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	13,200,000 (5)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,200,000 (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,200,000 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	33.3% (6)

14.	Type of Reporting Person (See Instructions)	CO

5 This includes 13,200,000 shares of Common Stock.

6 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in the 10-Q, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock can currently be converted.

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CUSIP No.  292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Genting Malaysia Berhad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	13,200,000 (7)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,200,000 (7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,200,000 (7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	33.3% (8)

14.	Type of Reporting Person (See Instructions)	CO

7 This includes 13,200,000 shares of Common Stock.

8 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in the 10-Q, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock can currently be converted.

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CUSIP No.  292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Genting (USA) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	13,200,000 (9)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	13,200,000 (9)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,200,000 (9)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	33.3% (10)

14.	Type of Reporting Person (See Instructions)	CO

9 This includes 13,200,000 shares of Common Stock.

10 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in the 10-Q, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock can currently be converted.

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Items 1, 2, 3, 4, 5, 6 and 7 are hereby amended and supplemented to add the following:

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Empire Resorts, Inc., a Delaware corporation (“Empire” or the “Issuer”), is filed (i) as Amendment No. 31 to amend and supplement the Schedule 13D (the “Original Schedule 13D”) filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay with the Securities and Exchange Commission (the “SEC”) on August 27, 2009, as previously amended (the “Schedule 13D”) and (ii) by Genting Berhad (“Genting Berhad”), Genting Malaysia Berhad (‘GenM”) and Genting (USA) Limited (“Gen USA,” together with Genting Berhad and GenM, the “Genting Reporting Persons”, and together with Kien Huat, Lim Kok Thay, Genting Berhad and GenM, the “Reporting Persons”). The principal executive offices of the Issuer are located at c/o Monticello Raceway, Route 17B, Monticello, NY 12701. All capitalized terms used in this Statement and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

This statement is being filed jointly on behalf of the Reporting Persons. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 32.

Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each member of the board of directors and corporate executive officer of Genting Berhad, GenM and Gen USA.

Lim Kok Thay may be deemed to indirectly control Genting Berhad, which controls GenM, which controls its indirect, wholly-owned subsidiary Gen USA. Kien Huat is indirectly controlled by Lim Kok Thay through two irrevocable private trusts: Golden Hope Unit Trust, a private unit trust held directly and indirectly by a discretionary trust established solely for the benefit of Lim Kok Thay and certain other members of his family (the “KH Discretionary Trust”). Lim Kok Thay may cause the removal of the trustee of each trust at any time in his sole discretion.

Genting Berhad may be deemed to be indirectly controlled by Lim Kok Thay through a discretionary trust of which Parkview Management Sdn Bhd is the trustee, which owns 100% of voting shares of Kien Huat International Limited, which, in turn, owns 100% of the voting shares in Kien Huat Realty Sdn Berhad (“KHR”), which, in turn owns 100% of the voting shares of Inverway Sdn Bhd (“Inverway”). KHR and Inverway own ordinary shares in Genting Berhad.

Genting Berhad

Genting Berhad is a Malaysian public limited company, listed on the Main Market of Bursa Malaysia Securites Berhad. Genting Berhad is principally an investment holding and management company. Genting Berhad owns interests in several listed companies: GenM, Genting Plantations Berhad and Genting Singapore Limited, as well as wholly-owned unlisted subsidiaries Genting Energy Limited and Resorts World Las Vegas LLC. Genting Berhad and the companies in which it owns interests are involved in leisure and hospitality, oil palm plantations, power generation, oil and gas, property development, life sciences and biotechnology activities, with operations spanning across the globe, including in Malaysia, Singapore, Indonesia, India, China, the United States of America, Bahamas, the United Kingdom and Egypt.

The principal business address of Genting Berhad is:

24th Floor, Wisma Genting

Jalan Sultan Ismail

50250 Kuala Lumpur, Malaysia

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Genting Malaysia Berhad

GenM was incorporated as Resorts World Sdn Bhd, a Malaysian private company limited by shares, on May 7, 1980. In 1989, Resorts World Sdn Bhd converted to a public company and changed its name to Resorts World Bhd. In 2009, Resorts World Bhd changed its name to GenM.

GenM is one of the leading destination resort operators in the world. GenM owns and operates major resort properties including Resorts World Genting in Malaysia, RWNY in the United States, Resorts World Bimini in the Bahamas, Resorts World Birmingham and over 40 casinos in the United Kingdom and Crockfords Cairo in Egypt. GenM also owns and operates two seaside resorts in Malaysia, namely Resorts World Kijal in Terengganu and Resorts World Langkawi on Langkawi Island.

The principal business address of GenM is:

Genting Highlands Resort

69000 Genting Highlands

Pahang Darul Makmur, Malaysia

Genting (USA) Limited

Gen USA is an Isle of Man company limited by shares. The principal business of Gen USA is to act as an investment holding company for investments indirectly held by GenM, including the transactions contemplated by the Term Sheet, dated as of August 5, 2019, by and among Kien Huat, GenM and Gen USA (as defined in the Amendment to the Original Schedule 13D filed with the SEC on August 6, 2019). Gen USA holds 13,200,000 shares of Common Stock, which, it is expected that, prior to the completion of the Merger (as defined in the Amendment to the Original Schedule 13D filed with the SEC on August 20, 2019), will be contributed into Parent (as defined in the Amendment to the Original Schedule 13D filed with the SEC on August 20, 2019).

The registered office address of Gen USA is:

First Names House,

Victoria Road, Douglas

Isle of Man, IM2 4DF

During the last five years, none of the Genting Reporting Persons nor, to the knowledge of the Genting Reporting Persons, any of the persons listed on Schedule 1 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of 13,200,000 shares of Common Stock from Kien Huat came from the working capital of GenM. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

On November 4, 2019, pursuant to the Term Sheet, Gen USA acquired 13,200,000 shares of Common Stock (the “Purchased Shares”), at $9.74 per share, from Kien Huat. It is expected that, prior to completion of the Merger, (i) the Purchased Shares will be contributed to Parent and Kien Huat will contribute 15,714,606 shares of Common Stock (representing all shares of Common Stock held by Kien Huat at such time) to Parent and (ii) Gen USA will contribute an amount of cash equal to 49% of the aggregate merger consideration payable in respect of each issued and outstanding share of the Issuer (other than Rollover Shares, Canceled Shares or Dissenting Shares (as defined in the Amendment to the Original Schedule 13D filed with the SEC on August 20, 2019)) (the “Aggregate Merger Consideration”) plus approximately $9.4 million and Kien Huat will contribute an amount of cash equal to 51% of the Aggregate Merger Consideration less $9.4 million. In exchange for such contributions, the Genting Reporting Persons, directly or indirectly, will continue to hold a 49% membership interest in Parent and (b) Kien Huat will continue to hold a 51% membership interest in Parent and will also receive $9.4 million in cash. As previously disclosed, the Reporting Persons intend to acquire all of the outstanding securities of the Company not already owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Statement is incorporated herein by reference.

(a-b) As of the date hereof, Kien Huat may be deemed to share beneficial ownership of 20,914,606 shares of Common Stock, representing approximately 52.8% of the outstanding Common Stock (calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2019, 2,390 shares of Common Stock into which the Series B Preferred Stock, par value $0.01 (the “Series B Preferred Stock”), can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted). Because of the relationship between the Genting Reporting Persons, Kien Huat and Lim Kok Thay, Kien Huat may be deemed to beneficially own the shares of Common Stock held solely by Lim Kok Thay and the Genting Reporting Persons. Kien Huat disclaims beneficial ownership of such shares of Common Stock.

As of the date hereof, Lim Kok Thay may be deemed to share beneficial ownership of 34,114,606 shares of Common Stock, representing approximately 86.1% of the outstanding Common Stock (calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2019, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted).

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As of the date hereof, the Genting Reporting Persons may be deemed to share beneficial ownership of 13,200,000 shares of Common Stock, representing approximately 33.3% of the outstanding Common Stock (calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2019, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 5,200,000 shares of Common Stock into which the Preferred Stock can currently be converted). Because of the relationship between the Genting Reporting Persons, Kien Huat and Lim Kok Thay, the Genting Reporting Persons may be deemed to beneficially own the shares of Common Stock held solely by Lim Kok Thay and Kien Huat. The Genting Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

(c) Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 4, 2019 with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 32 and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 32	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of November 4, 2019, by and among Lim Kok Thay, Kien Huat Realty III Limited, Genting Berhad, Genting Malaysia Berhad and Genting (USA) Limited.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2019

Genting Berhad

By:	/s/ Loh Bee Hong
Name: Loh Bee Hong
Titile: Secretary

Genting Malaysia Berhad

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Genting (USA) Limited

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew Title: Authorized Signatory*

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name: Lim Kok Thay Title: Yap Chong Chew**

* The Letter of Authorization given by Kien Huat Realty III Limited is filed as Exhibit 21 hereto.
**The Letter of Authorization given by Lim Kok Thay is filed as Exhibit 22 hereto.

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EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

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Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018.

Exhibit 16

 Subscription Agreement, dated as of February 20, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on February 20, 2019)

Exhibit 17	Amendment, dated May 7, 2019, to the Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 18	Subscription Agreement, dated as of May 21, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 19	Subscription Agreement, dated as of June 17, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 20	Proposal, dated as of July 25, 2019, by Kien Huat Realty III Limited to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 21	Letter of Authorization, given by Kien Huat Realty III Limited

Exhibit 22	Letter of Authorization, given by Lim Kok Thay

Exhibit 23	Proposal Letter, dated as of August 5, 2019, by Kien Huat Realty III Limited and Genting Malaysia Berhad to the special committee of the board of directors of Empire Resorts, Inc.

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Exhibit 24	Term Sheet, dated as of August 5, 2019, by and between Kien Huat Realty III Limited and Genting Malaysia Berhad.

Exhibit 25	Agreement and Plan of Merger, dated as of August 18, 2019, by and among Hercules Topco LLC, Hercules Merger Subsidiary Inc. and Empire Resorts, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 26

Voting Agreement, dated as of August 18, 2019, by and among Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 27	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and among Hercules Topco LLC and Kien Huat Realty III Limited.

Exhibit 28

Amendment, dated August 18, 2019, to Letter Agreement, as last amended on May 7, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 29

Subscription Agreement, dated as of August 26, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on August 26, 2019)

Exhibit 30

 Subscription Agreement, dated as of September 23, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 23, 2019)

Exhibit 31	Subscription Agreement, dated as of October 30, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 30, 2019)

Exhibit 32	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of November 4, 2019, by and among Lim Kok Thay, Kien Huat Realty III Limited, Genting Berhad, Genting Malaysia Berhad and Genting (USA) Limited.

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SCHEDULE 1

Genting Berhad

Unless otherwise indicated, the correspondence address of each such person is 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. Directors are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of Malaysia.

Name	Current Principal Occupation or Employment
Tan Sri Lim Kok Thay*

Chairman, Chief Executive and a Director of Genting Berhad.

Chairman, Chief Executive and a Director of GenM.

Chief Executive Officer and a Director of Gen USA.

Executive Chairman and a Director of Genting Singapore Limited.

Executive Chairman and a Director of Genting UK Plc.

Deputy Chairman and Executive Director of Genting Plantations Berhad.

Chairman, Chief Executive Officer and a Director of Genting Hong Kong Limited.

Director of Travellers International Hotel Group, Inc.

Founding Member and a Permanent Trustee of The Community Chest, Malaysia.

Tan Sri Foong Cheng Yuen*	Deputy Chairman and Independent Non-Executive Director of Genting Berhad. Advocate, Solicitor and Arbitrator for Messrs James Foong. Director of Only World Group Holdings Berhad.
Mr. Lim Keong Hui*

Deputy Chief Executive and Executive Director of Genting Berhad.

Deputy Chief Executive and Executive Director of GenM and Genting Plantations Berhad.

Director of Genting UK Plc.

Member of the Board of Trustees of Yayasan Lim Goh Tong.

Deputy Chief Executive Officer and Executive Director of Genting Hong Kong Limited.

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Dato’ Dr. Thillainathan Ramasamy*	Independent Non-Executive Director of Genting Berhad. Director of Allianz Malaysia Berhad.
Madam Koid Swee Lian*	Independent Non-Executive Director of Genting Berhad.
Datuk Manharlal Ratilal*	Independent Non-Executive Director of Genting Berhad.
Mr. Eric Ooi Lip Aun*	Independent Non-Executive Director of Genting Berhad. Director of British American Tobacco (Malaysia) Berhad.
Mr. Tan Kong Han	President and Chief Operating Officer of Genting Berhad. Chief Executive Officer and Executive Director of Genting Plantations Berhad. Managing Director of Pan Malaysian Pools Sdn Bhd.
Ms. Wong Yee Fun	Chief Financial Officer of Genting Berhad.

GenM

Unless otherwise indicated, the correspondence address of each such person is 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, unless otherwise indicated. Directors are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of Malaysia.

Name	Current Principal Occupation or Employment
Tan Sri Lim Kok Thay*	See information above.
Tan Sri Dato’ Seri Alwi Jantan*	Deputy Chairman and Independent Non-Executive Director of GenM.
Mr. Lim Keong Hui*	See information above.
Mr. Quah Chek Tin*	Independent Non-Executive Director of GenM. Independent Non-Executive Director of Genting Plantations Berhad. Director of Batu Kawan Berhad.
Tan Sri Datuk Clifford Francis Herbert*	Independent Non-Executive Director of GenM.
Gen. Dato’ Seri DiRaja Tan Sri (Dr.) Mohd Zahidi Bin Hj Zainuddin (R)*

Independent Non-Executive Director of GenM.

Chairman and Independent Non-Executive Director of Genting Plantations Berhad.

Director of Bintulu Port Holdings Berhad.

Chairman of Lembaga Tabung Angkatan Tentera.

Mr. Teo Eng Siong*	Independent Non-Executive Director of GenM.

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Dato’ Koh Hong Sun*	Independent Non-Executive Director of GenM. Director of Mega First Corporation Berhad.
Madam Chong Kwai Ying*	Independent Non-Executive Director of GenM.
Dato’ Sri Lee Choong Yan

President and Chief Operating Officer of GenM.

Chief Executive Officer of Genting UK Plc.

President of Hercules Topco LLC.

Director, President and Chief Executive Officer of Hercules Merger Subsidiary Inc.

Chief Operating Officer and a Director of Gen USA.

Ms. Koh Poy Yong	Chief Financial Officer of GenM. Chief Financial Officer of Gen USA. Treasurer of Hercules Topco LLC. Treasurer of Hercules Merger Subsidiary Inc.

Gen USA

Unless otherwise indicated, the correspondence address of each such person is c/o GenM, 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia. Directors are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of Malaysia.

Name	Current Principal Occupation or Employment
Tan Sri Lim Kok Thay*	See information above.
Dato’ Sri Lee Choong Yan*	See information above.
Declan Thomas Kenny*	Director and Secretary of Kien Huat. Director of Gen USA. Chartered Secretary / Chartered Accountant. Sub Segment Leader, Leisure Administration of IQ EQ (Isle of Man) Limited. Citizen of Ireland.
Ms. Koh Poy Yong	See information above.

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JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement, including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: November 4, 2019

Genting Berhad

By:	/s/ Loh Bee Hong
Name: Loh Bee Hong
Titile: Secretary

Genting Malaysia Berhad

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Genting (USA) Limited

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew Title: Authorized Signatory*

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name: Lim Kok Thay Title: Yap Chong Chew**

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